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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ___________

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 3
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ORION CAPITAL CORPORATION
                           (Name of Subject Company)


                    ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
                               ROYAL GROUP, INC.
                             NTG ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                (Title of Class)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)
                        ________________________________

                              Joyce Wheeler, Esq.
                               Royal Group, Inc.
                           9300 Arrowpoint Boulevard
                      Charlotte, North Carolina 28273-8135
              Telephone: (704) 522-2000, Facsimile: (704) 522-3111

                                With a copy to:

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
               787 Seventh Avenue, New York, New York 10019-6099
              Telephone: (212) 728-8000, Facsimile: (212) 728-8111
                                  ___________

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     Royal & Sun Alliance Insurance Group plc, a public limited company organized under the laws of England and Wales ("Royal plc"), NTG Acquisition, a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Purchaser"), and Purchaser's parent, Royal Group, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Royal US"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999, as amended by Amendment No. 1 filed on August 12, 1999 and Amedment No. 2 filed on September 10, 1999 ("Schedule 14D-1"), with respect to the Purchaser's offer to purchase 28,763,329 shares of Common Stock, par value $1.00 per share (the "Shares"), of Orion Capital Corporation, a Delaware corporation (the "Company"), and, if applicable, associated Preferred Share Rights (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which together with the Offer to Purchase and the Supplement constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.



     The information set forth in Item 10(f) is hereby amended and supplemented by the following:

     On September 28, 1999, Royal plc issued a press release announcing that the Offer, the proration period and withdrawal rights have been extended and will now expire at 4:30 p.m., New York City time, on Monday, October 18, 1999; a copy of such press release is attached hereto as Exhibit (a)(12) and incorporated herein by reference.


ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(12)   Press Release of Royal plc dated September 28, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1999

                              NTG ACQUISITION CORP.

                              By:  /s/ Terry Broderick
                                  -----------------------------------------
                              Name:    Terry Broderick
                              Title:   President

                              ROYAL GROUP, INC.

                              By:  /s/ Terry Broderick
                                   ----------------------------------------
                              Name:    Terry Broderick
                              Title:   President

                              ROYAL & SUN ALLIANCE INSURANCE
                              GROUP PLC

                              By:  /s/ D.J. Miller
                                   ---------------------------------------
                              Name:  D.J. Miller
                              Title: Director, Legal & Secretarial

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                               INDEX TO EXHIBITS

Exhibit                                                      SEQUENTIAL PAGE NO.
-------                                                      -------------------

(a)(12)   Press Release of Royal plc dated September 28, 1999.

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